SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 03rd October, 2003, for the month of September 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

01.10.03 09:08 TEL NEW EUROPEAN MOBILE ALLIANCE

Nine leading independent mobile operators today announced the formation of the Mobile Alliance to provide seamless, enhanced voice and data solutions for business and consumer customers across Europe. Amena (Spain), O2 (Germany, UK and Ireland), One (Austria), Pannon GSM (Hungary), sunrise (Switzerland), Telenor Mobil (Norway) and Wind (Italy) yesterday signed a formal agreement in Munich, Germany.

This new alliance will initially span the European territories of its members and reach more than 40 million subscribers. It aims to be quick to market with new, innovative cross-border products and services as well as co- operate on initiatives, including technology, sourcing and sales. As the alliance develops, it will expand to cover other key regions to further enhance the reach and `home- away-from-home` experience of its customers, backed by the same simplicity, convenience and service quality to which they are accustomed.

Customers will benefit from progressively introduced services such as seamless GPRS and MMS connectivity across the members` networks, and simple access to home services such as voice-mail and customer service using familiar short-codes. In addition, the alliance members will roll- out a pre-paid top-up service, allowing customers to quickly and easily top-up their credit when travelling in member countries.

Corporate customers will benefit from the phased launch of highly competitive price plans and products, providing simple access to important services across the alliance footprint. Future service packages will be supported by a brand helping to guide the customer while travelling abroad.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/
Name: Torstein Moland Title: CFO

Date: 3rd October, 2003